ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 910/050/2004

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: March 2, 2004

04 MAR -4 AM 7:21

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

04010298

☐ Annual Report of ____________

☐ Financial Statement ____________

☑ News Release on ~~No. 5/2004~~ ____________

☐ Copy of the letter to the Stock Exchange of Thailand dated ______

____

____

☐ Others ____________

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

แบบฟอร์ม No-82-3827.doc/2/3/04

File No. 82-382

PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

No.5/2004

PTTEP announcing 2003 Financial Result and 2004 Plan

Mr. Maroot Mrigadat, President of PTT Exploration and Production Public Company Limited (PTTEP) announced the Company's 2003 financial result, its success in both inbound and outbound business expansion as well as the profit maximization of its existing projects to secure long term gas supply for Thailand

2003 and 1Q of 2004 Company's Highlight

In the previous year, PTTEP was successful in expanding its business in both domestic and international arena such as

1. The Company acquired 7 new domestic and international concessions i.e. G4/43, G9/43 , L22/43, B6/27, L53/43 &L54/43, 433a&416b and M-7&M-9
2. PTTEP increased its stake in Yetagun project from 14.2% to 19.3%
3. PTTEP signed the Arthit Gas Sales Agreement with PTT to start up first gas production at the rate of 330 million cubic feet per day in 2006.
4. PTTEP bought 100% share in Thai Shell Exploration and Production Company Limited and increased its stake in S1, the largest crude oil filed in Thailand, to 100%. Thai Shell will be renamed as PTTEP Siam Limited.

From the above success, PTTEP currently owns 22 operated and non-operated joint ventures and 2 investment projects. Through its involvement, PTTEP gas supply amounted to 21% of total natural gas consumption from domestic and Myanmar resources.

Apart from its strong commitment in striving for the best of its core business, PTTEP realized the importance of environment and social development. Last year, PTTEP incorporated with non-profit organizations, government agencies and private companies constantly dedicates to long-term and sustainable social development programs. The Thai Rice Project is one of PTTEP major supporting programs that help Thai farmers to learn new know-how on cultivating rice and rice marketing. PTTEP also continues supporting the development of Vajira Bechathat Park (Railway Park) to be a sport and recreation area for the public at large. Another major local community initiative is "I love sport" program, in which ten high schools near PTTEP 1 Suphanburi province and in Songkhla province were invited to athletic competition. It was the 2nd successful year that PTTEP continues this program with its aim to encourage youth to play sports and avoid drugs. Furthermore, PTTEP also awarded many scholarships for students with outstanding performance at all levels and donated books and computer sets to many schools.

Regarding its financial performance, Mr. Maroot stated as of 31 December 2003 when compared to the same period of last year, PTTEP total revenues were Baht 37,014 million, up Baht 5,240 million or up 16% due to the increase in sales revenues of Baht 4,451 million. It is resulted from the increase of average petroleum price to USD 20.62 per barrel of oil equivalent compared to USD 18.59 per barrel of oil equivalent of the same period last year. More contribution came from the increase in daily sales volume to approximately 107,299 barrels of oil equivalent, compared to 101,736 barrels of equivalent of the same period last year. Total expenditures were Baht 15,613 million, up Baht 2,704 million while total net income of 2003 was Baht 12,028 million, down Baht 26 million compared to 2002. Total consolidated asset as of 31 December 2003 was Baht 92,576 million or an increase of Baht 8,183 million when compared to 2002. Total liability was Baht 46,902 million or an increase of Baht 964 million when compared to 2002.

As of 31 December, 2003, Total consolidated proved reserves were 882 million barrels of oil equivalent which could be identified as 112 million barrels of crude oil and condensate, plus 5,137 billion standard cubic feet of gas. After including the portion of PTTEP's investment in Medco, total consolidated proved reserves were 937 million barrels of oil equivalent.

The Company Growth Plan

Mr. Maroot stated that PTTEP has adopted 3 key strategies in order to assure continuing success of the Company in the future:

1. PTTEP plans to maximize the values of its projects, both operated by PTTEP and joint operated with partners, through synergy and improvement of operational efficiency.

2. PTTEP will capitalize on the Thai natural gas market niche to seek domestic and international opportunities in petroleum-rich countries in both the Asia Pacific region, the Middle East and Africa. This overseas expansion is crucial to the supply of Thailand's petroleum reserves and the future growth of PTTEP as world class operator in petroleum market.

3. The human resources development is also another crucial factor for the Company's secure and rapid growth. PTTEP will continue to develop its human resources and improve its business process to become a world class standard organization. At the same time, PTTEP also commits to apply Good Governance in its organization at all level for sustainable development.

In summary, Mr. Maroot summarized there were several reasons for continuing success of PTTEP: strong commitment in being leading E&P company, future demand for gas, PTTEP having existing production capacity and reserves ready to meet future demand as well as seeking new investment opportunity to secure long -term growing petroleum demand to Thailand.

พื้นที่ปิโตรเลียมนวมินทร์
Navamindra Petroleum Area

File No. 82-3827

PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

1 March, 2004

Further information, please contact

Charlie Charuvastr or Bussaban Cheencharoen

External Relations Department

Tel. 0-2537-4000